Exhibit 99.1

News Release
2015-44

Contact

Dianne VanBeber

Vice President, Investor Relations & Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations & Corporate Communications

michele.loguidice@intelsat.com

+1 703-559-7372

Intelsat Elects Chief Executive Officer Stephen Spengler to Board of Directors

Luxembourg, 22 October 2015

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today announced that Intelsat Chief Executive Officer Stephen Spengler was elected to the company’s board of directors, effective October 22, 2015.

In announcing Mr. Spengler’s appointment, David McGlade, Executive Chairman of the Board stated, “Steve is a proven leader with outstanding customer and deep communications industry knowledge and ability. During his tenure at Intelsat, Steve has been instrumental in driving Intelsat’s next generation strategy, and in incorporating satellite, ground and service innovation into Intelsat’s initiatives. We’re pleased to welcome him to the board – where he will continue to contribute to our efforts to build value for all our stakeholders.”

Mr. Spengler is a 30-year telecommunications and satellite industry veteran with experience in the media, broadband, government and internet sectors. He has been a key force behind the development of Intelsat’s next generation of satellite solutions, particularly the company’s high throughput satellite platform, Intelsat EpicNG®.

Spengler joined Intelsat in 2003, and has served in executive roles of increasing responsibility, including Deputy Chief Executive Officer, President and Chief Commercial Officer, Executive Vice President of Sales, Marketing and Strategy, and various sales management roles. He joins the Board filling the vacancy created by the resignation of Denis Villafranca.

Mr. Spengler earned a Bachelor of Arts Degree from Dickinson College in Carlisle, Pennsylvania, and a Masters of Business Administration from Boston University.

Supporting Resources for the Media:

•	Biography and photo of Steve Spengler

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Intelsat S.A.

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About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, with Intelsat, envision your future network, connect using our leading satellite technology and transform your opportunities.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.